[Spectra Systems Letterhead]

January 3, 2003

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Barbara Jacobs, Assistant Director

Re:	Spectra Systems Corporation
                    Registration Statement on Form S-1
                    SEC File No 333-99809

Dear Ms. Jacobs:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Spectra Systems Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-99809) originally filed on September 19, 2002, together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registrant does not intend to conduct the offering of shares contemplated in the Registration Statement at this time due to the volatility of current market conditions. The Registration Statement has not been declared effective and no shares of Common Stock of the Registrant have been or will be issued or sold under the Registration Statement.

The Registrant may undertake a private offering in reliance on Rule 155(c) under the Securities Act.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Registration Statement in the following manner: “Withdrawn upon the request of the Registrant, the Commission consenting thereto.”

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at 321 South Main Street, Suite 102, Providence, RI 02903, and Michael A. Hickey, Esq. at Kirkpatrick & Lockhart, LLP, 75 State Street, Boston, MA 02109. If you have any questions regarding this request, please call Michael A. Hickey, Esq. at (617) 951-9157, or his colleague, Jeffrey Donohue, at (617) 951-9122. Thank you for your assistance.

Very truly yours,

SPECTRA SYSTEMS CORPORATION

By: /s/ Nabil M. Lawandy
      Dr. Nabil M. Lawandy
      President and Chief Executive Officer